Exhibit 3.3

CORPORATE OFFICE PROPERTIES TRUST

ARTICLES SUPPLEMENTARY

Corporate Office Properties Trust, a Maryland real estate investment trust (the “Trust”), having its principal office in Columbia, Maryland, hereby certifies to the Department of Assessments and Taxation that:

FIRST:   Pursuant to the authority expressly vested in the Board of Trustees of the Trust by Article VI of the Declaration of Trust, as amended to date (the “Declaration of Trust”), and by Section 8-203 of the Maryland General Corporation Law, the Board of Trustees has duly redeemed and hereby reclassifies, retires and declassifies the 544,000 shares of Series D Cumulative Convertible Redeemable Preferred Shares, $.01 per share of the Trust as unclassified Preferred Shares, without designation as to series.

SECOND:   The reclassification decreases the number of shares previously classified as Series D Cumulative Convertible Redeemable Preferred Shares, $.01 per share, from 544,000 shares to zero (0) shares after the reclassification.  The reclassification increases the number of unclassified Preferred Shares from 7,566,000 to 8,110,000.

The undersigned authorized officer of the Trust acknowledges these Articles to be the act of the Trust, and affirms, under the penalties of perjury, that to the best of his knowledge, information, and behalf, the matters and facts stated in these Articles are true in all material respects.

ATTEST:	CORPORATE OFFICE PROPERTIES TRUST

/s/ Karen M. Singer	By:	/s/ Randall M. Griffin	(SEAL)
Karen M. Singer, Vice President,		Randall M. Griffin, President
General Counsel and Secretary		and Chief Operating Officer